SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C lote 226 7th floor
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Tele Centro Oeste Celular
Participações S.A.

Financial Statements for the Nine-month
Period Ended September 30, 2005 and
Independent Auditors' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REVIEW REPORT

To the Management and Shareholders of

Tele Centro Oeste Celular Participações S.A.

Brasília - DF

1  We have performed a special review of the Quarterly Information of Tele Centro Oeste Celular Participações S.A. and subsidiaries referring to the quarter and nine-month period ended September 30, 2005, prepared under the responsibility of management and according to Brazilian accounting practices, consisting of the balance sheets, individual and consolidated, the related statements of income and the performance report .

2  We conducted our review in accordance with the specific standards established by Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a)  inquiries of and discussions with the persons responsible for the accounting, financial and operating areas of the Company and its subsidiaries as to the criteria adopted in preparing the Quarterly Information ; and (b)  review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries .

3  Based on our special review, we are not aware of any material modifications that should be made to the above-mentioned Quarterly Information for it to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission , specifically applicable to the preparation of the mandatory Quarterly Information .

4  We had previously reviewed the individual and consolidated balance sheets as of June 30, 2005 and the individual and consolidated statements of income for the quarter and nine-
-month period ended September 30, 2004, presented for comparative purposes , on which we issued unqualified special review reports, dated July 25, 2005 and October 21, 2004, respectively .

5  The accompanying financial statements have been translated into English for the convenience of readers outside Brazil .

São Paulo , October 26, 2005

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2005
(In thousands of Brazilian reais - R$)

	Company		Consolidated
ASSETS	09.30.05	06.30.05	09.30.05	06.30.05

CURRENT ASSETS
Cash and cash equivalents	1,861	2,731	12,470	25,438
Financial investments	93,025	82,592	1,054,002	979,768
Trade accounts receivable, net	125,038	124,802	570,325	524,677
Inventories	25,343	12,352	104,394	90,687
Advances to suppliers	3,288	3,399	3,903	3,979
Interest on capital and dividends	161,097	103,800	-	-
Deferred and recoverable taxes	125,978	105,800	345,446	322,804
Prepaid expenses	19,097	18,378	63,246	81,322
Other assets	13,833	21,415	17,467	27,416
	568,560	475,269	2,171,253	2,056,091

NONCURRENT ASSETS
Deferred and recoverable taxes	266,303	172,863	456,088	375,631
Loans and financing	25,152	36,851	-	-
Prepaid expenses	928	1,204	6,416	9,772
Other assets	12,490	28,074	15,462	30,214
	304,873	238,992	477,966	415,617

PERMANENT ASSETS
Investments	2,145,129	2,089,126	3,325	3,415
Property, plant and equipment, net	275,579	284,315	1,132,686	1,150,789
Deferred charges, net	369	-	19,039	19,729
	2,421,077	2,373,441	1,155,050	1,173,933

TOTAL ASSETS	3,294,510	3,087,702	3,804,269	3,645,641

	Company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	09.30.05	06.30.05	09.30.05	06.30.05

CURRENT LIABILITIES
Payroll and related accruals	8,391	7,489	19,492	16,996
Trade accounts payable	75,827	67,802	306,287	338,828
Taxes payable	16,502	17,798	90,886	79,933
Loans and financing	17,380	19,105	78,161	85,147
Interest on capital and dividends payable	137,686	137,762	143,249	143,342
Reserve for contingencies	1,664	1,769	9,528	8,772
Derivative contracts	8,661	6,940	21,159	17,196
Other liabilities	51,981	63,205	84,629	94,271
	318,092	321,870	753,391	784,485

LONG-TERM LIABILITIES
Loans and financing	5,741	6,072	62,490	85,805
Reserve for contingences	130,539	130,372	137,072	135,254
Derivative contracts	2,938	2,339	7,067	5,999
Other liabilities	1,748	1,748	8,797	8,797
	140,966	140,531	215,426	235,855

SHAREHOLDERS' EQUITY
Capital	1,021,737	957,844	1,021,737	957,844
Treasury stock	-	(49,092)	-	(49,092)
Capital reserves	629,064	575,170	629,064	575,170
Revenue reserves	692,645	692,645	692,645	692,645
Retained earnings	491,880	448,608	491,880	448,608
	2,835,326	2,625,175	2,835,326	2,625,175

FUNDS FOR CAPITALIZATION	126	126	126	126

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,294,510	3,087,702	3,804,269	3,645,641

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004
(In thousands of Brazilian reais - R$)

	Company		Consolidated
	09.30.05	09.30.04	09.30.05	09.30.04

GROSS OPERATING REVENUE
Telecommunications services	396,738	421,803	1,978,109	1,799,197
Sale of products	62,523	70,366	344,247	330,508
	459,261	492,169	2,322,356	2,129,705
Deductions from gross revenue	(118,853)	(111,578)	(620,145)	(528,162)

NET OPERATING REVENUE	340,408	380,591	1,702,211	1,601,543
Cost of services provided	(73,178)	(63,373)	(356,734)	(259,249)
Cost of products sold	(63,404)	(84,143)	(372,616)	(360,058)

GROSS PROFIT	203,826	233,075	972,861	982,236

OPERATING REVENUES (EXPENSES)
Selling expenses	(165,791)	(95,930)	(499,739)	(340,105)
General and administrative expenses	(37,049)	(48,897)	(133,847)	(114,130)
Other operating expenses	(14,463)	(8,585)	(57,826)	(32,328)
Other operating revenue	23,742	43,134	59,152	38,656
Equity pick-up	300,856	299,695	-	-
	107,295	189,417	(632,260)	(447,907)

OPERATING INCOME BEFORE FINANCIAL
INCOME (EXPENSES)	311,121	422,492	340,601	534,329
Financial expenses	(22,557)	(25,306)	(65,824)	(68,342)
Financial income	15,605	15,633	159,051	119,197
Interest on capital receivable	66,000	-	-	-

OPERATING INCOME	370,169	412,819	433,828	585,184
Nonoperating income (expense), net	(21)	167	2,994	(2,074)

INCOME BEFORE TAXES AND MINORITY INTERESTS	370,148	412,986	436,822	583,110
Income and social contribution taxes	(28,374)	(35,526)	(161,048)	(202,439)
Minority interests	-	-	-	(3,211)

INCOME BEFORE REVERSAL OF INTEREST ON CAPITAL	341,774	377,460	275,774	377,460
Reversal of interest on capital	(66,000)	-	-	-

NET INCOME FOR THE PERIOD	275,774	377,460	275,774	377,460

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD SEPETEMBER 30, 2005

(In thousands of Brazilian reais - R$, unless otherwise indicated)

1 OPERATIONS

Tele Centro Oeste Celular Participações S.A. ("TCO" or "Company") is a publicly-traded company which, as of September 30, 2005, is controlled by Telesp Celular Participações S.A. ("TCP") (90.59% of the voting capital and 52.47% of total capital).

TCO is the controlling company of the operators Telegoiás Celular S.A. ("Telegoiás"), Telemat Celular S.A. ("Telemat"), Telems Celular S.A. ("Telems"), Teleron Celular S.A. ("Teleron"), Teleacre Celular S.A. ("Teleacre") and Norte Brasil Telecom S.A. ("NBT"), which provide mobile telephone services, through the licenses granted, including activities necessary or useful to provide these services in the Mid-West and North of Brazil.

The license granted to TCO is effective until July 24, 2006 and those of its subsidiaries have the following terms:

Subsidiary	Operating area	Term of license

Telegoiás	Goiás and Tocantins	10.29.08
Telemat	Mato Grosso	03.30.09
Telems	Mato Grosso do Sul	09.28.09
Teleron	Rondônia	07.21.09
Teleacre	Acre	07.15.09
NBT	Amazonas, Roraima, Amapá, Pará and Maranhão	11.29.13

The above licenses are renewable, once only, for a 15-year term, by paying annual charges equivalent to approximately 1% of the annual revenues of the operators.

The Company's business and that of its subsidiaries, including the services it may provide, is regulated by the National Telecommunications Agency ( Agência Nacional de Telecomunicações - ANATEL), the telecommunications regulatory agency, in accordance with Law No. 9,472, of July 16, 1997, and respective regulations, decrees, rulings and complementary plans.

On March 28, 2005, TCO's Board approved the corporate restructuring of Teleacre, Telegoiás, Teleron and Telems, through a merger with the parent company, and of Telemat, through a merger with the subsidiary TCO IP S.A. ("TCO IP"). The proposed restructurings were filed with ANATEL on June 7 and June 27, 2005, respectively.

The objective of this operation is to obtain financial and operational benefits, among others, through reductions in administrative costs, the cost of publications, and rationalization of the accounting procedures.

2  PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated quarterly information ("ITR") is presented in thousands of Brazilian reais (except where otherwise mentioned) and was prepared in accordance with Brazilian accounting practices, which include the accounting practices derived from Brazilian corporate law, regulations applicable to the public telecommunications services concessionaries and accounting regulations and procedures established by the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM) .

The consolidated ITR includes, in addition to the Company's balances and transactions, the balances and transactions of its subsidiaries. In the consolidation, all the balances and transactions between the Companies stated above were eliminated.

These ITR were prepared in accordance with principles, practices and criteria consistent with those adopted in preparing the financial statements of the last fiscal year and should be analyzed together with those statements.

The financial statements referring to June 30, 2005 and September 30, 2004 were reclassified, where applicable, for comparison purposes .

3  FINANCIAL INVESTMENTS

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

Financial investments	93,025	82,592	1,054,002	979,768

The majority of the financial investments refer to fixed-income investments, indexed to variations in interbank deposit certificates (CDI), with immediate liquidity .

As of September 30, 2005, the Company and its subsidiaries held financial investments given in guarantee of lawsuits amounting to R$160,051 (R$124,848 as of June 30, 2005).

4  TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

Unbilled amounts	26,100	19,536	75,073	57,769
Billed amounts	62,149	67,471	295,337	254,817
Interconnection	35,375	30,340	169,533	145,573
Products sold	10,283	16,004	67,945	103,764
(-) Allowance for doubtful accounts	(8,869)	(8,549)	(37,563)	(37,246)
Total	125,038	124,802	570,325	524,677

No customers are responsible for more than 10% of the net accounts receivable as of September 30, 2005 and June 30, 2005, except for the amounts receivable from Brasil Telecom S.A. - BrT, which represented approximately 8% and 12%, respectively, of the net accounts receivable as of those dates.

The movements of the allowance for doubtful accounts are as follows:

	Company		Consolidated
	2005	2004	2005	2004

Balance at the beginning of the year	7,478	8,425	33,758	33,828
Additions in the 1 st quarter	4,127	3,189	18,052	16,737
Write-offs in the 1 st quarter	(4,747)	(3,339)	(21,748)	(13,726)

Balance as of March 31	6,858	8,275	30,062	36,839

Additions in the 2 nd quarter	11,013	2,451	37,388	9,383
Write-offs and recoveries in the 2 nd quarter	(9,322)	(2,777)	(30,204)	(12,320)

Balance as of June 30	8,549	7,949	37,246	33,902

Additions in the 3 rd quarter	11,156	5,924	56,196	23,044
Write-offs and recoveries in the 3 rd quarter	(10,836)	(5,563)	(55,879)	(22,848)

Balance as of September 30	8,869	8,310	37,563	34,098

5  INVENTORIES

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

Digital handsets	26,473	13,763	116,376	100,966
Accessories and others	142	310	956	2,017
(-) Allowance for obsolescence	(1,272)	(1,721)	(12,938)	(12,296)
Total	25,343	12,352	104,394	90,687

6  DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

Prepaid income and social contribution taxes	3,187	9,346	4,566	12,093
Withholding income tax	21,343	10,620	76,070	63,967
Recoverable ICMS (State VAT)	18,619	17,806	87,630	85,035
Recoverable PIS and COFINS (taxes on revenue)	744	983	23,052	25,136
Other recoverable taxes	930	915	1,757	1,655
Total recoverable taxes	44,823	39,670	193,075	187,886

Deferred income and social contribution taxes	346,412	237,671	589,646	492,224
ICMS to be appropriated	1,046	1,322	18,813	18,325
Total	392,281	278,663	801,534	698,435

Current	125,978	105,800	345,446	322,804
Noncurrent	266,303	172,863	456,088	375,631

Deferred income and social contribution taxes are comprised as follows:

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

Merged tax credit (corporate restructuring)	295,752	175,868	505,886	400,331
Tax credits relating to:
Obsolescence	433	585	4,399	4,181
Contingencies	33,463	33,442	38,130	37,483
Doubtful accounts	3,016	2,907	12,772	12,664
Loyalty program	787	680	1,742	1,504
Employees' profit sharing	959	-	2,108	-
Suppliers	5,269	4,462	13,562	14,500
Other amounts	864	713	5,178	2,547
Tax loss carryforwards	5,869	19,014	5,869	19,014
Total deferred taxes	346,412	237,671	589,646	492,224

Current	89,791	73,865	178,206	159,604
Noncurrent	256,621	163,806	411,440	332,620

Deferred taxes have been recorded based on the assumption of their future realization, as follows:

a) Tax loss carryforwards : will be offset up to a limit of 30% of the bases determined in subsequent years.

b) Merged tax credit : consists of the net balance of goodwill and the reserve for maintaining the integrity of shareholders' equity (Note 27). It is realized proportionally to the amortization of the goodwill on TCO and its subsidiaries, the term of which ends on July 31, 2010. Studies by external consultants used in the corporate restructuring process support the recovery of the amount in this period.

c) Temporary differences : will be realized upon payments of the accruals, effective losses on doubtful accounts and realization of inventories.

At the end of the 2004 fiscal year, the Company and its subsidiaries prepared technical feasibility studies, approved by the Board of Directors, which indicated full recovery of the deferred taxes recognized as determined by CVM Resolution No. 371. Management did not identify any change that could affect the conclusions of these studies as of September 30, 2005.

The subsidiary TCO IP did not recognize deferred income and social contribution taxes on tax loss carryforwards and temporary differences, due to the lack of projections of taxable income in the short term.

7  PREPAID EXPENSES

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

FISTEL fees	8,080	12,398	53,226	78,123
Advertising	10,704	5,879	10,704	5,879
Insurance premiums	23	34	33	56
Financial charges	171	217	355	461
Other	1,047	1,054	5,344	6,575
Total	20,025	19,582	69,662	91,094

Current	19,097	18,378	63,246	81,322
Noncurrent	928	1,204	6,416	9,772

8  OTHER ASSETS

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

Escrow deposits	12,537	12,525	16,361	14,981
Advance for purchase of shares	-	15,584	-	15,584
Advances to employees	989	1,228	2,153	2,755
Credits with suppliers	7,296	8,287	7,346	8,640
Receivable from Group companies	3,844	7,898	1,313	977
Subsidies on handset sales	770	3,762	3,964	14,484
Other assets	887	205	1,792	209
Total	26,323	49,489	32,929	57,630

Current	13,833	21,415	17,467	27,416
Noncurrent	12,490	28,074	15,462	30,214

9  INVESTMENTS

a)  Participation in subsidiaries

Investees	Total interest - %	Total common shares (in thousands)

Telegoiás Celular S.A.	100.00	6,735
Telemat Celular S.A.	100.00	711
Telems Celular S.A.	100.00	1,210
Teleron Celular S.A.	100.00	727
Teleacre Celular S.A.	100.00	1,987
Norte Brasil Telecom S.A.	100.00	72,000
TCO IP S.A.	99.99	999

b)  Information on subsidiaries

	Shareholders' equity as of		Net income (loss) as of
Investees	09.30.05	06.30.05	09.30.05	09.30.04

Telegoiás Celular S.A.	842,512	823,186	129,473	120,919
Telemat Celular S.A.	521,122	501,006	69,767	77,163
Telems Celular S.A.	362,105	352,368	48,588	56,451
Teleron Celular S.A.	118,077	115,766	18,284	14,777
Teleacre Celular S.A.	61,265	58,916	8,902	8,228
Norte Brasil Telecom S.A.	238,267	235,451	26,243	27,816
TCO IP S.A.	95	357	(401)	(2,449)

c)  Breakdown and changes

The balance of the Company's investments includes participation in the equity of the direct subsidiaries, goodwill, negative goodwill and an advance for a future capital increase, and other investments, as shown below:

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

Investment in subsidiaries	1,885,550	1,784,918	-	-
Goodwill on purchase of investments, net	3,946	4,336	3,946	4,336
Advance for a future capital increase	-	15,584	-	-
Goodwill recorded on spin-off to operators	257,893	286,548	-	-
Negative goodwill on purchase of participation in NBT	(2,282)	(2,282)	(2,282)	(2,282)
Other investments	22	22	1,661	1,361
Balance of investment	2,145,129	2,089,126	3,325	3,415

The changes in the Company's investments for the nine-month periods ended September 30, 2005 and 2004 are as follows:

Investments in subsidiaries	2005	2004

Balance at the beginning of the year	1,596,505	1,229,199
Equity pick-up in the 1 st quarter	110,718	80,577
Investment in subsidiaries	-	59
Increase of capital in subsidiaries	10,160	31,168
Capitalization of advance for future capital increase - TCO IP	(510)	-
Balance as of March 31	1,716,873	1,341,003

Increase in TCO participation in subsidiaries	-	28,555
Equity pick-up in the 2 nd quarter	67,745	100,970
Investment in subsidiaries	-	180
Dividends and interest on capital	-	705
Increase of capital in TCO IP	300	-
Negative goodwill on purchase of investment	-	(431)
Balance as of June 30	1,784,918	1,470,982

Equity pick-up in the 3 rd quarter	122,393	118,148
Increase of capital in subsidiaries	28,655	-
Allocation of interest on capital	(66,000)	-
Realization of capital reserve in subsidiaries	15,584	-
Balance as of September 30	1,885,550	1,589,130

The movement on the balance of net goodwill in consolidated for the nine-month periods ended September 30, 2005 and 2004 is as follows:

	2005	2004

Other investments	22	22

Goodwill/Negative goodwill:
Balance at the beginning of the year	2,835	4,396
Amortization of goodwill on purchase of investments	(391)	(390)
Balance as of March 31	2,444	4,006

Amortization of goodwill on purchase of investments	(390)	(391)
Balance as of June 30	2,054	3,615

Amortization of goodwill on purchase of investments	(390)	(390)
Balance as of September 30	1,664	3,225

Special goodwill reserve:
Initial balance	286,548	-
Balance as of March 31	286,548	-

Tax benefit transferred to subsidiaries (Note 27)	-	286,548
Balance as of June 30	286,548	286,548

Increase of capital in subsidiaries	(28,655)	-
Balance as of September 30	257,893	286,548

Advance for future capital increase:
Balance at the beginning of the year	15,584	46,752
Capitalization of subsidiaries	-	(31,168)
Balance as of March 31 and June 30	15,584	15,584

Capitalization of subsidiaries	(15,584)	-

Balance as of September 30	-	15,584

10  PROPERTY, PLANT AND EQUIPMENT, NET

		Company
	Annual depreciation rates - %	09.30.05			06.30.05
		Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	14.29	354,655	(260,907)	93,748	87,389
Switching equipment	10.00	123,576	(59,532)	64,044	64,078
Infrastructure	5.00 to 10.00	73,733	(48,095)	25,638	23,274
Land	-	2,185	-	2,185	2,185
Software use rights	20.00	85,397	(42,291)	43,106	44,649
Buildings	4.00	14,525	(6,363)	8,162	7,207
Handsets	66.67	20,766	(17,275)	3,491	5,950
Other assets	7.00 to 20.00	48,957	(25,140)	23,817	22,650
Assets and construction in progress	-	11,388	-	11,388	26,933
Total		735,182	(459,603)	275,579	284,315

		Consolidated
	Annual depreciation rates - %	09.30.05			06.30.05
		Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	14.29	1,056,377	(646,035)	410,342	396,179
Switching equipment	10.00	399,835	(161,964)	237,871	230,855
Infrastructure	5.00 to 10.00	216,608	(91,180)	125,428	114,538
Land	-	7,088	-	7,088	7,861
Software rights	20.00	252,297	(113,955)	138,342	146,394
Buildings	4.00	53,002	(10,177)	42,825	32,235
Handsets	66.67	84,093	(62,448)	21,645	28,428
Concession license	7.69	60,779	(22,508)	38,271	36,476
Other assets	7.00 to 20.00	111,147	(47,228)	63,919	57,398
Assets and construction in progress	-	46,955	-	46,955	100,425
Total		2,288,181	(1,155,495)	1,132,686	1,150,789

11  DEFERRED CHARGES

	Annual amortization rates - %	Consolidated
		09.30.05	06.30.05
Preoperating expenses:
Financial expenses	10.00	16,701	16,701
General and administrative expenses	10.00	27,991	27,991
Goodwill	20.00	558	154
		45,250	44,846
Accumulated amortization		(26,211)	(25,117)
Total		19,039	19,729

12  TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

Suppliers	49,652	30,168	183,985	172,880
Interconnections	2,940	10,893	36,559	67,572
Amounts to be transferred - SMP (*)	23,187	23,974	83,571	91,069
Other	48	2,767	2,172	7,307
Total	75,827	67,802	306,287	338,828

(*) The amounts to be passed on SMP refer to the VC2, VC3 (long distance) calls and interconnection charges billed to our clients and passed on to the long-distance operators.

13  TAXES PAYABLE

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

State VAT (ICMS)	12,778	13,174	64,786	54,113
Income and social contribution taxes	180	87	10,897	6,597
PIS and COFINS	2,114	2,844	10,670	13,085
FISTEL fees	157	464	427	2,612
FUST and FUNTTEL	289	408	1,671	1,567
Other taxes	984	821	2,435	1,959
Total	16,502	17,798	90,886	79,933

14  LOANS AND FINANCING

a)  Debt composition

				Company		Consolidated
Description	Currency	Interest	Maturity	09.30.05	06.30.05	09.30.05	06.30.05

Financial institutions:
BNDES	R$	TJLP + interest of 3.5% to 4% p.a.	01.15.06 to 01.15.08	2,762	4,106	89,561	101,913
Export Development Canada - EDC	US$	Libor 6m + interest of 3.9% to 5% p.a.	11.22.05 to 12.14.06	19,744	20,883	41,009	43,375
Teleproduzir (*)	R$	Interest of 0.2% p.m.	07.31.12	-	-	-	15,108
BNDES - Basket of currencies	UMBNDES	Variation UMBNDES basket + 3.5% p.a.	01.15.08	-	-	7,001	8,233
Other	R$	Column 20 FGV	10.31.08	-	-	1,407	1,521
Interest				615	188	1,673	802
Total				23,121	25,177	140,651	170,952

Current				17,380	19,105	78,161	85,147
Noncurrent				5,741	6,072	62,490	85,805

(*) In August 2005 prepayment was made with negative goodwill of the Teleproduzir Program benefit, which refers to an agreement with the Goiás State Government for deferral of ICMS payments.

b)  Repayment schedule

The long-term amounts of loans and financing mature as follows:

	09.30.05
Year	Company	Consolidated

2006 (from October)	5,741	20,772
2007	-	38,197
2008	-	3,521
Total	5,741	62,490

c)  Restrictive covenants

The Company and its subsidiaries have loans and financing from the National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social - BNDES) and Export Development Canada - EDC, the balances of principal of which, as of September 30, 2005, were R$96,562 and R$41,009 (R$110,146 and R$43,375 as of June 30, 2005), respectively. As of that date, the various contractual economic and financial indices had been complied with by the Company and its subsidiaries .

d)  Derivatives

As of September 30, 2005, the Company and its subsidiaries had exchange rate swap contracts of US$22,370 thousand (US$22,447 thousand as of June 30, 2005), to hedge all its foreign-exchange liabilities . Up to that date, the Company and its subsidiaries had recorded an accumulated net loss of R$28,226 (R$23,195 as of June 30, 2005) on these derivatives, represented by a current liability balance of R$21,159 (R$17,196 as of June 30, 2005) and a balance in long-term liabilities of R$7,067 (R$5,999 as of June 30, 2005).

e)  Guarantees

The Company has the following guarantees:

Banks	Guarantees

BNDES operators TCO	15% of the receivables and CDB pledged to an amount equivalent to the next installment coming due.
BNDES NBT	100% of the receivables and CDB pledged to an amount equivalent to the next two installments.

15  OTHER LIABILITIES

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

Prepaid services	3,946	4,751	31,218	35,762
Accrual for customer loyalty program (a)	2,316	2,000	5,123	4,423
Intercompany liabilities	3,295	14,631	6,252	12,358
Provision for pension plan	84	84	167	167
Reverse split of shares (b)	41,829	41,829	41,829	41,829
Other	2,259	1,658	8,837	8,529
Total	53,729	64,953	93,426	103,068

Current	51,981	63,205	84,629	94,271
Noncurrent	1,748	1,748	8,797	8,797

(a) The Company and its subsidiaries have customer loyalty programs, in which calls are transformed into points for future exchange for handsets. The accumulated points, net of redemptions, are provisioned, considering historic redemption data, points generated and the average cost of a point.

(b) Refers to the credit made available to the shareholders who are beneficiaries of the excess shares resulting from the reserve split of the Company's share capital (Note 17).

16  RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. A reserve was recorded in the accounts for claims in which the probability of an unsuccessful outcome was classified as probable.

The composition of the reserves is as follows:

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

Telebrás	119,143	119,176	119,143	119,176
Labor	5	71	593	888
Civil	3,467	3,305	16,538	14,111
Tax	9,588	9,589	10,326	9,851
Total	132,203	132,141	146,600	144,026

Current	1,664	1,769	9,528	8,772
Noncurrent	130,539	130,372	137,072	135,254

The changes in the reserve for contingencies in the nine-month period ended September 30, 2005 are as follows:

	2005
	Company	Consolidated

Balance at the beginning of the year	124,812	134,117
New provisions, net of reversals	2,021	9,008
Monetary variations	5,385	5,434
Payments	(15)	(1,959)
Balance as of September 30	132,203	146,600

16.1. Telebrás

Correspond to the original loans from Telecomunicações Brasileiras S.A. - Telebrás, which, according to Appendix 2 of the Spin-off Report dated February 28, 1998, approved by the Shareholders' General Meeting of May 1998, should be attributed to the corresponding holding company of Telegoiás Celular S.A. and Telebrasília Celular S.A.

As it considered that there had been a mistake in the allocation of these loans at the time of the spin-off, the Company suspended the payments and began to restate the debt in accordance with the variation of the IGP-M rate plus 6% interest per annum.

In June 1999, the Company filed a suit requesting a statement that the assets corresponding to these liabilities, plus accessories of these assets, are its property, also claiming compensation for the amounts paid.

On August 1, 2001, a decision was handed down ruling the requests made by the Company in the declaratory action to be without grounds; however, on October 8, 2001 the Company filed an appeal, which was also ruled groundless, upholding the first level court decision. The Company filed a further appeal that is awaiting judgment by the Supreme Court (STJ).

16.2. Tax litigation

16.2.1. Probable loss

No significant new tax claims classified as "probable" losses were incurred in the nine-month period ended September 30, 2005. The changes in the provisions for tax contingencies largely correspond to the monetary restatement on the provisions during the period.

16.2.2. Possible loss

No significant new tax claims classified as "possible" losses were incurred in the nine-month period ended September 30, 2005. No significant alterations occurred in the claims indicated in this report since the last financial year.

16.3. Labor and civil suits

Include several labor and civil claims, and a reserve was posted as shown previously, which is considered to be sufficient to cover possible losses on these cases .

The amount involved in relation to claims in which the probability of loss is classified as possible is R$24,748 for civil claims and R$4,561 for labor claims.

17  SHAREHOLDERS' EQUITY

a)  Capital

On March 31, 2005, Company's capital was increased by R$164,878, without the issue of new shares, by capitalizing that part of the revenue reserves that exceeded the capital as of December 31, 2004.

In the General and Extraordinary Shareholders' Meetings held on March 31, 2005, a reverse split of 386,664,974,968 nominative book-entry shares, without par value, was approved; of these, 129,458,666,783 are common shares and 257,206,308,185 are preferred shares, representing capital, in the proportion of 3,000 (three thousand) shares to 1 (one) share of the same type. Capital now comprises 128,888,325 nominative book-
-entry shares, without par value, of which 43,152,889 are common shares and 85,735,436 are preferred shares.

At the same meeting, the shareholders present unanimously approved ratification of the cancellation of the 1,927,812 common nominative book-entry shares , without par value , held in treasury, without reduction of the capital, pursuant to paragraph 1 of article 30 of Law No. 6,404/76.

On July 29, 2005, the Company advised the shareholders of a capital increase of R$63,893, corresponding to the tax benefit of the merged goodwill, effectively realized during the 2004 fiscal year. The capital was increased from R$957,844 to R$1,021,737, with the issue of 3,107,645 new common shares, while assuring the right to preference laid down in article 171 of Law No. 6,404/76. The resources arising from the exercise of the right to preference were credited to Telesp Celular Participações S.A.

The capital as of September 30 and June 30, 2005 comprises shares without par value, as follows:

	Thousands of shares
	09.30.05	06.30.05

Common shares	44,333	43,153
Preferred shares	85,735	85,735
Shares held in treasury	-	(1,928)
Total	130,068	126,960

b)  Interest on capital and dividends

The preferred shares do not have voting rights, except in the cases stipulated in the bylaws. They are, however, assured priority in the reimbursement of capital, without premium, the right to participate in the dividend to be distributed, corresponding to a minimum of 25% of net income for the financial year, calculated in accordance with article 202 of corporate law, and priority in receiving minimum noncumulative dividends equivalent to the largest of the following values:

b.1) 6% per annum on the amount resulting from dividing the subscribed capital by the total number of Company's shares.

b.2) 3% per annum on the amount resulting from division of the shareholders' equity by the total number of Company's shares, and also the right to participate in distributed income under equal conditions to the common shares, after the latter has been assured a dividend equal to the minimum priority dividend established for the preferred shares.

c)  Special goodwill reserve

This reserve represents the formation of a special goodwill reserve as a result of the Company's corporate restructuring, which will be capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit.

d)  Revenue reserve

d.1) Statutory reserve

The statutory reserve is calculated based on 5% of net annual income until the reserve reaches 20% of paid-up capital or 30% of capital plus capital reserves; from then on, appropriations to this reserve are no longer compulsory. The purpose of this reserve is to ensure the integrity of capital and it may only be used to offset losses or to increase capital.

d.2) Special reserve for expansion

The special reserve for expansion and modernization is based on the capital expenditure budget prepared by management, which shows the need for funds for investment projects for the coming financial year.

18  NET OPERATING REVENUE

	Company		Consolidated
	09.30.05	09.30.04	09.30.05	09.30.04

Monthly subscription charges	25,069	37,361	81,718	117,505
Use of network	210,588	202,417	1,074,410	891,307
Additional call charges	7,436	6,612	42,479	25,051
Interconnection	126,290	151,576	612,096	643,069
Data services	15,758	14,131	108,043	79,203
Other services	11,597	9,706	59,363	43,062
Gross revenue from services	396,738	421,803	1,978,109	1,799,197

State VAT (ICMS)	(66,905)	(62,152)	(347,964)	(286,968)
PIS and COFINS	(13,923)	(14,758)	(69,188)	(62,226)
ISS	(128)	(100)	(497)	(529)
Discounts granted	(13,362)	(12,956)	(76,805)	(74,969)
Net operating revenue from services	302,420	331,837	1,483,655	1,374,505

Gross revenue from handsets and accessories	62,523	70,366	344,247	330,508

State VAT (ICMS)	(7,945)	(11,615)	(52,322)	(56,560)
PIS and COFINS	(4,682)	(6,423)	(27,611)	(32,479)
Discounts granted	(7,000)	(1)	(26,721)	(89)
Returned sales	(4,908)	(3,573)	(19,037)	(14,342)
Net operating revenue from handsets and accessories	37,988	48,754	218,556	227,038

Total net operating revenue	340,408	380,591	1,702,211	1,601,543

No clients have contributed with more than 10% of gross operating revenue in the nine-month periods ended September 30, 2005 and 2004, except for Brasil Telecom S.A. - BrT, a fixed-telephone operator, which contributed with approximately 16% and 23% of total gross revenue, respectively, principally in relation to interconnection revenues.

19  COST OF PRODUCTS SOLD AND SERVICES PROVIDED

	Company		Consolidated
	09.30.05	09.30.04	09.30.05	09.30.04

Personnel	(4,969)	(4,853)	(17,925)	(15,937)
Materials	(979)	(696)	(3,747)	(3,110)
Outside services	(2,114)	(6,955)	(32,986)	(27,315)
Connections	(1,097)	(2,554)	(28,166)	(18,882)
Rent, insurance and condominium fees	(3,653)	(4,465)	(10,700)	(12,742)
Interconnection	(5,646)	(7,474)	(42,788)	(59,155)
Taxes and contributions	(14,392)	(1,161)	(80,863)	(7,190)
Depreciation and amortization	(40,322)	(35,213)	(139,540)	(114,888)
Other	(6)	(2)	(19)	(30)
Cost of services provided	(73,178)	(63,373)	(356,734)	(259,249)
Cost of products sold	(63,404)	(84,143)	(372,616)	(360,058)
Total	(136,582)	(147,516)	(729,350)	(619,307)

20  SELLING EXPENSES

	Company		Consolidated
	09.30.05	09.30.04	09.30.05	09.30.04

Personnel	(16,696)	(15,339)	(57,910)	(49,534)
Materials	(2,240)	(2,213)	(9,464)	(12,543)
Outside services	(65,461)	(41,184)	(203,897)	(153,662)
Advertising	(40,511)	(19,241)	(58,582)	(51,843)
Rent, insurance and condominium fees	(2,311)	(2,135)	(6,587)	(6,239)
Taxes and contributions	(59)	(135)	(396)	(462)
Depreciation and amortization	(8,492)	(3,416)	(33,234)	(14,051)
Allowance for doubtful accounts	(26,296)	(11,564)	(111,636)	(49,164)
Other	(3,725)	(703)	(18,033)	(2,607)
Total	(165,791)	(95,930)	(499,739)	(340,105)

21  GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	09.30.05	09.30.04	09.30.05	09.30.04

Personnel	(8,992)	(19,042)	(37,027)	(38,554)
Materials	(704)	(1,108)	(2,940)	(2,390)
Outside services	(19,241)	(15,709)	(58,458)	(40,279)
Rent, insurance and condominium fees	(2,613)	(1,756)	(11,276)	(6,234)
Taxes and contributions	(140)	(1,788)	(1,807)	(3,184)
Depreciation and amortization	(4,714)	(7,910)	(15,383)	(18,312)
Other	(645)	(1,584)	(6,956)	(5,177)
Total	(37,049)	(48,897)	(133,847)	(114,130)

22  OTHER OPERATING REVENUE (EXPENSES)

	Company		Consolidated
	09.30.05	09.30.04	09.30.05	09.30.04
Revenue:
Fines	3,371	5,720	17,033	21,778
Recovered expenses	1,542	506	6,842	1,081
Reversal of reserves	87	7	3,895	2,659
Shared infrastructure	3,683	31,048	7,613	3,189
Commercial incentives	14,544	5,783	22,219	9,773
Other	515	70	1,550	176
Total	23,742	43,134	59,152	38,656

Expenses:
FUST fees	(1,671)	(1,736)	(8,309)	(7,060)
FUNTTEL	(836)	(846)	(4,154)	(3,508)
ICMS on other expenses	(2,445)	(589)	(14,656)	(686)
PIS and COFINS on other revenues	(3,132)	(2,823)	(8,222)	(5,051)
Other taxes and contributions	(258)	(104)	(304)	(432)
Reserve for contingencies	(2,108)	(812)	(12,903)	(9,926)
Amortization of deferred charges	(34)	-	(3,213)	(3,407)
Amortization of goodwill	(1,171)	(1,171)	(1,171)	(1,171)
Other	(2,808)	(504)	(4,894)	(1,087)
Total	(14,463)	(8,585)	(57,826)	(32,328)

23  FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	09.30.05	09.30.04	09.30.05	09.30.04
Financial income:
Income from financial operations	12,755	18,136	152,054	131,023
Monetary/Exchange variations	8,988	32	13,143	127
PIS/COFINS on financial income	(6,138)	(2,535)	(6,146)	(11,953)
Total	15,605	15,633	159,051	119,197

Financial expenses:
Expenses of financial operations	(11,668)	(7,137)	(40,342)	(39,077)
Monetary/Exchange variations	(2,827)	(15,217)	(5,578)	(22,473)
Hedge operations, net	(8,062)	(2,952)	(19,904)	(6,792)
Total	(22,557)	(25,306)	(65,824)	(68,342)

24  INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries estimate monthly the amounts of income and social contribution taxes on the accrual basis, paying the taxes based on a monthly estimate. Deferred taxes are recognized on temporary differences, as shown in Note 6. The composition of expenses on income and social contribution taxes is given below :

	Company		Consolidated
	09.30.05	09.30.04	09.30.05	09.30.04

Income tax	(26,454)	(14,732)	(129,158)	(116,050)
Social contribution	(9,520)	(5,326)	(46,564)	(41,928)
Deferred income tax	5,588	(10,852)	10,790	(32,170)
Deferred social contribution	2,012	(4,616)	3,884	(12,291)
Total	(28,374)	(35,526)	(161,048)	(202,439)
A reconciliation of the taxes on income disclosed, eliminating the effects of the goodwill tax benefit, and the amounts calculated at the combined statutory rate of 34% is as follows :
	Company		Consolidated
	09.30.05	09.30.04	09.30.05	09.30.04

Income before taxes	370,148	412,986	436,822	583,110
Tax expense at combined statutory rate	(125,850)	(140,415)	(148,519)	(198,257)
Permanent additions:
Nondeductible expenses	(4,236)	(1,221)	(12,123)	(3,053)
Other additions	(579)	(801)	(377)	(1,013)
Permanent exclusions:
Equity pick-up	102,291	101,896	-	-
Difference additional income tax	-	-	108	-
Other exclusions	-	5,015	-	(116)
Unrecognized tax loss and temporary differences	-	-	(137)	-
Tax expense	(28,374)	(35,526)	(161,048)	(202,439)

25  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Risk considerations

The major market risks to which the Company and its subsidiaries are exposed in conducting their businesses are:

•  Credit risk : derived from the possible difficulty in collecting amounts of telecommunications services provided to customers, and the sales of handsets by the distribution network, together with the risks related with investments and swap operations.

•  Interest rate risk : derived from the portion of the debt and liability positions in derivatives contracted at floating rates and involves the risk of financial expenses rising due to an unfavorable movement in interest rates (principally Libor, TJLP and CDI).

•  Currency risk : the possibility of the Company incurring losses on account of fluctuations in exchange rates that increase the balances of foreign currency denominated loan and financing liabilities.

The Company and its subsidiaries take a positive attitude towards the management of the various risks to which they are subject, by means of a wide-ranging set of operational initiatives, procedures and policies that enable the risks inherent in their businesses to be mitigated.

Credit risk

The credit risk from providing telecommunications services is minimized by a strict control of the customer base and active management of default by means of clear policies related with selling postpaid sets. As of September 30, 2005, the Company and its subsidiaries had 85% (85% as of June 30, 2005) of their customer base under the prepaid system, which requires prepaid loading and, therefore, does not represent any credit risk.

The credit risk on the sale of handsets is managed by means of a conservative credit policy, using modern management methods that involve applying credit scoring techniques, balance sheet analysis and consulting commercial databases, together with the automatic control of sales release integrated with the SAP ERP software distribution module.

The Company and its subsidiaries are also subject to credit risk derived from the temporary financial investment and amounts receivable from swap operations. The Company and its subsidiaries operate in such a way as to diversify this exposure over first rate financial institutions.

Interest rate risk

The Company and its subsidiaries are exposed to fluctuations in the TJLP (local index), on financing from BNDES. As of September 30, 2005, the principal for these operations amounted to R$89,561 (R$101,913 as of June 30, 2005).

The Company and its subsidiaries are also exposed to the risk of local interest rates, due to the fact that the liability portion of derivative operations (exchange hedge) is indexed to the CDI. However, the temporary financial investments, also indexed to the CDI, partially neutralize this effect.

Foreign currency-denominated loans are also exposed to the risk of rises in interest rates (Libor). As of September 30, 2005, the principal of these operations amounted to US$18,454 thousand (US$18,454 thousand as of June 30, 2005).

Currency/Exchange rate risk

The Company and its subsidiaries use derivative instruments as protection against currency risk on foreign currency-denominated loans and other liabilities. The instruments normally used are swap contracts.

The following table summarizes the net exposure of the Company and its subsidiaries to the exchange rate factor as of September 30, 2005:

In thousands of US$

Loans and financing	(19,002)
Loans and financing - UMBNDES (*)	(3,163)
Other liabilities	(391)
Hedge instruments	22,370
Total	(186)

(*) UMBNDES is a monetary unit calculated by the BNDES, composed of a basket of foreign currencies, the U.S. dollar being the main reason why the Company and its subsidiaries take it into consideration in analyzing the risk coverage in relation to variations in the exchange rate.

b) Derivative contracts

The Company and its subsidiaries record derivative gains and losses as net financial expenses or income.

The estimated book and market values of loans and financing and derivative instruments are as follows:

	Book value	Market value	Unrealized gain

Loans and financing	(140,651)	(138,920)	1,731
Derivative contracts	(28,226)	(27,547)	679
Other liabilities	(870)	(870)	-
Total	(169,747)	(167,337)	2,410

c) Market value of financial instruments

The market value of the loans and financing, together with the swap contracts, was established based on the discounted cash flow method, using available interest rate projections.

The market values are calculated at a specific time based on information available and in-house valuation methodologies, and, therefore, the estimates indicated do not necessarily represent market realization values. The use of different assumptions could significantly affect the estimates .

26  POST-RETIREMENT BENEFIT PLANS

The Company and its subsidiaries, together with other companies of the former Telebrás system , sponsor private pension and healthcare plans for retired employees, managed by Fundação Sistel de Seguridade Social - SISTEL , as follows :

a) PBS-A: a defined-benefit multi-sponsor plan, for participants that were previously assisted and had such status on January 31, 2000 .

b) PBS-TCO: a defined-benefit retirement plan sponsored individually by the Company .

c) PAMA: a multi-sponsor healthcare plan for retired employees and their dependents, on a shared cost basis .

The contributions to the PBS-TCO Plan are determined based on actuarial studies prepared by independent actuaries, in accordance with the regulations in effect in Brazil . The system of establishing the cost is the capitalization method and the contribution payable by the sponsor is 13.5% of the payroll of the employees that participate in the Plan, of which 12% is allocated to costing the PBS-TCO Plan and 1.5% to the PAMA Plan . In the nine-month period ended September 30, 2005, R$0 (zero) was contributed to this plan (R$3 as of September 30, 2004).

d) TCOPREV - an individual defined contribution plan: the TCOPREV benefits plan, introduced by SISTEL in August 2000 .

The Company's contributions to the TCOPREV Plan are equal to those of the participants, ranging from 1% to 8% of the participation salary, in accordance with the percentage chosen by the participant. In the nine-month period ended September 30, 2005, the contributions to these plans amounted to R$2,756 (R$5,453 as of September 30, 2004).

Up to September 30, 2005, the Company and its subsidiaries recognized proportionally the actuarial cost foreseen for the 2005 financial year, recording R$167 for these costs in an administrative expense account.

27 CORPORATE RESTRUCTURING

a) First corporate restructuring

On May 13, 2004, the Board of the Company and its parent company approved a corporate restructuring for the purpose of transferring to the Company and its subsidiaries the goodwill paid by TCP on the acquisition of share control of TCO, amounting to R$1,503,121 as of May 31, 2004.

Prior to the merger of goodwill by the Company, a reserve was constituted to maintain the shareholders' equity of the acquiring company at R$992,060. Thus, net assets merged by the Company amounted to R$511,061, which basically represents the tax benefit derived from the deductibility of the goodwill when merged by the Company and its subsidiaries.

The transfer of part of the net assets to the subsidiaries was approved on June 30, 2004, based on appraisal reports prepared by independent specialists, as described below:

Company	Goodwill	Reserve merged	Net value

Telemat	248,558	(164,048)	84,510
Telegoiás	352,025	(232,336)	119,689
Telems	144,078	(95,092)	48,986
Teleron	68,775	(45,392)	23,383
Teleacre	29,353	(19,373)	9,980
Total spin-off	842,789	(556,241)	286,548

Balance TCO	660,332	(435,819)	224,513
Total	1,503,121	(992,060)	511,061

Concurrently with the transfer of a portion of the net assets to the subsidiaries, a proposal was approved to merge the shares of the subsidiaries' minority shareholders, who received a proportion of the Company's shares as established by a market evaluation appraisal conducted by independent experts. The transfer of the interests in the subsidiaries resulted in a capital increase of R$28,555.

The accounting records of the Company and its subsidiaries maintained for corporate and tax purposes have specific accounts related with the goodwill and reserve merged and the corresponding amortization, reversal and tax credit, the balances of which are as follows:

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05
First restructuring:
Balance sheet:
Merged goodwill	484,244	517,260	1,102,287	1,177,444
Merged reserve	(319,601)	(341,392)	(727,510)	(777,113)
Balance	164,643	175,868	374,777	400,331

	Company		Consolidated
	09.30.05	09.30.04	09.30.05	09.30.04
Statement of income:
Amortization of goodwill	(99,049)	(58,050)	(225,471)	(148,877)
Reversal of reserve	65,373	38,313	148,809	98,259
Tax credit	33,676	19,737	76,662	50,618
Effect on income	-	-	-	-

b) Second corporate restructuring

On August 31, 2005 the Board of Directors of the Company and its parent company approved corporate restructuring with the objective of transferring to the Company the goodwill paid by TCP on acquisition of a share interest in the Company, worth R$392,265 as of July 31, 2005.

Prior to the merger of the goodwill by the Company, a reserve was constituted to maintain the shareholders' equity in the acquiring company at R$258,895. Thus, net assets merged by the Company amounted to R$133,370, which basically represents the tax benefit derived from the deductibility of the goodwill when merged by the Company and its subsidiaries.

The merged net assets will be amortized over an estimated period of five years and set off against a special goodwill reserve, which will be transferred to the capital account in favor of the parent company on the effective realization of the tax benefit. The other shareholders are assured of participating in these capital increases, in which case the funds determined will be paid to TCP.

	Balances on the	Company
Second restructuring:	date of merger	09.30.05
Balance sheet:
Merged goodwill	392,265	385,616
Merged reserve	(258,895)	(254,507)
Balance	133,370	131,109

		09.30.05
Statement of income:
Amortization of goodwill		(6,649)
Reversal of reserve		4,388
Tax credit		2,261
Effect on income		-

As shown, the goodwill amortization, net of the reversal of the reserve and corresponding tax credit, has nil effect on income and, consequently, on the calculation base of the statutory minimum dividends. To ensure a better presentation of the Company's financial and equity situation in the financial statements, the net amount of R$505,886 (R$374,777 and R$131,109 for the first and second restructuring, respectively), as of September 30, 2005 (R$400,331 as of June 30, 2005), which essentially represents the merged tax credit, was classified in the balance sheet under current and noncurrent assets, as deferred taxes (Note 6).

28  TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are:

a) Use of network and long-distance (roaming) cellular communication: these transactions involve companies owned by the same controlling group: Telecomunicações de São Paulo S.A. - Telesp, Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Telesp Celular S.A., Global Telecom S.A. and Celular CRT S.A. Some of these transactions were based on contracts signed by Telebrás with the concessionaire operators during the period prior to privatization, and the conditions were regulated by ANATEL.

b) Provision of corporate services: these are passed on to the companies under the same controlling group at the cost effectively incurred for the services.

c) Payable to related companies: refers to intercompany loans between the Company and the subsidiaries.

We set forth below a summary of the unconsolidated balances and transactions with unconsolidated related parties:

	Consolidated
	09.30.05	06.30.05
Assets:
Trade accounts receivable, net	12,815	5,230
Credits with Group companies	1,313	977

Liabilities:
Trade accounts payable	24,969	16,807
Liabilities to Group companies	6,252	12,358

	Consolidated
	09.30.05	09.30.04
Statement of income:
Revenue from telecommunications services	35,656	-
Cost of services provided	-	(5,165)
Selling expenses	(21,073)	(8,591)
General and administrative expenses	(488)	(17,135)

29  INSURANCE (CONSOLIDATED)

The Company and its subsidiaries have a policy of monitoring the risks inherent to their operations. Accordingly, as of September 30, 2005, the Companies had insurance policies in effect to cover operating risks, civil liability, health, etc. Management of the Company and its subsidiaries considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance and the amounts are shown below:

Type	Amounts insured

Operating risks	R$2,193,193
General civil liability - RCG	R$7,560
Auto (fleet of executive vehicles)	Fipe Table, R$250 for DC and R$50 for DM
Auto (fleet of operational vehicles)	R$250 for DC and R$50 for DM

30  AMERICAN DEPOSITARY RECEIPTS - ADRs PROGRAM

On November 16, 1998, the Company began trading ADRs with the following characteristics on the New York Stock Exchange - NYSE:

•  Type of share: preferred.

•  Each ADR represents one preferred share.

•  The shares are traded as ADRs with the code "TRO", on the NYSE.

•  Foreign depositary bank: The Bank of New York.

•  Custodian bank in Brazil : Banco Itaú S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2005

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.